UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Mister Car Wash, Inc.

(Name of the Issuer)

Mister Car Wash, Inc.

Mister Car Wash Holdings, Inc.

MCW Parent, LP

Green Equity Investors VI, L.P.

Green Equity Investors Side VI, L.P.

LGP Associates VI-A LLC

LGP Associates VI-B LLC

GEI Capital VI, LLC

Peridot Coinvest Manager LLC

LGP Management, Inc.

Leonard Green & Partners, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60646V105

(CUSIP Number of Class of Securities)

Mister Car Wash, Inc. Mister Car Wash Holdings, Inc. c/o Mister Car Wash Inc. 222 E. 5th Street Tucson, AZ 85705 (520) 615-4000

MCW Parent, LP

Green Equity Investors VI, L.P.

Green Equity Investors Side VI, L.P.

LGP Associates VI-A LLC

LGP Associates VI-B LLC

GEI Capital VI, LLC

Peridot Coinvest Manager LLC

LGP Management, Inc.

Leonard Green & Partners, L.P.

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Boulevard, Suite 2000

Los Angeles, CA 90025

(310) 954-0444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paul Kukish, Esq. Andrew Elken, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Eric Klinger-Wilensky, Esq. Patricia Vella, Esq. Morris, Nichols, Arsht & Tunnell LLP 1201 North Market Street P.O. Box 1347 Wilmington, DE 19899 (302) 658-9200	Gregory B. Klein, Esq. Michael W. Kaplan, Esq. Simpson Thacher & Bartlett LLP 1999 Avenue of the Stars, 29th Floor Los Angeles, CA 90067 (310) 407-7500

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by: (i) Mister Car Wash, Inc., a Delaware corporation (the “Company”), (ii) Mister Car Wash Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Borrower”), (iii) MCW Parent, LP, a Delaware limited partnership (“Parent”), (iv) Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), (v) Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), (vi) LGP Associates VI-A LLC, a Delaware limited liability company (“Associates VI-A”), (vii) LGP Associates VI-B LLC, a Delaware limited liability company (“Associates VI-B” and, together with GEI VI, GEI Side VI and Associates VI-A, the “Principal Stockholders”), (viii) GEI Capital VI, LLC, a Delaware limited liability company (“Capital VI”), (ix) Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), (x) LGP Management, Inc., a Delaware corporation (“LGPM”), and (xi) Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP” and, together with Parent, the Principal Stockholders, Capital VI, Peridot and LGPM, the “LGP Filing Persons”). The Company, Borrower, and the LGP Filing Persons are referred to collectively as the “Filing Persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 17, 2026 (the “Merger Agreement”), by and among the Company, Parent, Boson Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for purposes of the Borrower Provisions (as defined in the Merger Agreement), Borrower. The Merger Agreement provided that, subject to the terms and conditions of the Merger Agreement, Merger Sub would be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

On April 24, 2026, the Company filed a definitive information statement (the “Information Statement”) with the SEC under Regulation 14C of the Exchange Act describing the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). Capitalized terms used but not defined in this Final Amendment have the meanings given to them in the Information Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference into the Transaction Statement.

On May 19, 2026, the Merger was consummated. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning the Company and Borrower contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person.

ITEM 4.	TERMS OF THE TRANSACTION

(a)-(2)	Material Terms—Merger or Similar Transactions. Item 4(a)-(2) is hereby amended and supplemented as follows:

On May 18, 2026, certain executives of the Company (each, a “Management Rollover Participant”) entered into rollover agreements (each, a “Management Rollover Agreement”) pursuant to which, among other things, certain Management Rollover Participants exchanged shares of Company Common Stock (valuing each share at the Per Share Price of $7) for equity interests of Parent immediately prior to the closing of the Merger, which proportionally reduced the cash consideration received by such Management Rollover Participant. The exchanged shares of Company Common Stock became Owned Company Shares and were cancelled at the effective time of the Merger (the “Effective Time”). Pursuant to the Management Rollover Agreements, certain Management Rollover Participants also acquired equity interests of Parent using a portion of the after-tax proceeds of the Equity Award Consideration received by such Management Rollover Participant in the Merger. The equity interests of Parent acquired pursuant to the Management Rollover Agreements were exchanged immediately for equity interests in a holding company, such that the Management Rollover Participants, collectively, indirectly held equity interests of Parent with an aggregate value of $10,786,000 which, immediately following the Effective Time, represented approximately 0.63% of the ownership in Parent (on a fully-diluted basis).

The foregoing description of the Management Rollover Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Management Rollover Agreements, a final form of which is attached hereto as Exhibit (d)(5) (the “Form of Management Rollover Agreement”) and incorporated herein by reference.

(c)

Different Terms. Item 4(c) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement and the information set forth in Item 4(a)-(2) of this Final Amendment.

On May 13, 2026, the Company’s Compensation Committee approved $6 million of cash bonuses, in the aggregate, to be paid to certain Company employees within 30 days of the Closing, contingent upon the consummation of the Merger.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)

Transactions. Item 5(a) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment, the information set forth in Item 4(c) of this Final Amendment and as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.02 of the Form 8-K is incorporated herein by reference.

(b)

Significant Corporate Events. Item 5(b) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment, the information set forth in Item 4(c) of this Final Amendment and Item 1.02 of the Form 8-K.

(c)	Negotiations or Contracts. Item 5(c) is hereby amended and supplemented as follows:

On May 18, 2026, LGP entered into an engagement letter with Jefferies to engage Jefferies as financial advisor for the Transactions. Such engagement letter does not require LGP to pay any transaction fee to Jefferies. Jefferies has not been engaged by, and did not provide any advice, analysis, presentations, opinions or appraisals to, the Company, the Special Committee or the Company Board, or any of their respective advisors in connection with this Transaction. Mr. Kirk’s wife is not involved in the rendering of individual financial advisory services in her capacity as a director of Jefferies and her compensation would be unaffected by any such services.

The information set forth in Item 4(a)-(2) of this Final Amendment, the information set forth in Item 4(c) of this Final Amendment and Item 1.02 of the Form 8-K are incorporated herein by reference.

(e)

Agreements Involving the Subject Company’s Securities. Item 5(e) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment, the information set forth in Item 4(c) of this Final Amendment and Item 1.02 of the Form 8-K.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)

Use of Securities Acquired. Item 6(b) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment and the information set forth in Item 4(c) of this Final Amendment.

(c)(1)-(8)

Plans. Item 6(c)(1)-(8) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment and the information set forth in Item 4(c) of this Final Amendment.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(d)

Effects. Item 7(d) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment and the information set forth in Item 4(c) of this Final Amendment.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)-(b)

Fairness; Factors Considered in Determining Fairness. Item 8(a)-(b) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment, the information set forth in Item 4(c) of this Final Amendment and the information set forth in Item 5(c) of this Final Amendment.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. Item 9(a)-(b) is hereby amended and supplemented to incorporate by reference the information set forth in Item 5(c) of this Final Amendment.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b)	Source of Funds; Conditions. Item 10(a)-(b) is hereby amended and supplemented as follows:

Amendment No. 7 to Amended and Restated First Lien Credit Agreement, dated May 19, 2026, among the Borrower, Hotshine IntermediateCo, Inc., the other guarantors party thereto, Bank of America, N.A., as resigning administrative agent and collateral agent, Jefferies Finance LLC, as the successor administrative agent and collateral agent, the lenders party thereto and the other parties party thereto, attached hereto as Exhibit (b)(3), is incorporated herein by reference.

Items 1.01 and 2.03 of the Form 8-K are incorporated herein by reference.

(d)	Borrowed Funds. Item 10(d) is hereby amended and supplemented as follows:

Amendment No. 7 to Amended and Restated First Lien Credit Agreement, dated May 19, 2026, among the Borrower, Hotshine IntermediateCo, Inc., the other guarantors party thereto, Bank of

America, N.A., as resigning administrative agent and collateral agent, Jefferies Finance LLC, as the successor administrative agent and collateral agent, the lenders party thereto and the other parties party thereto, attached hereto as Exhibit (b)(3), is incorporated herein by reference.

Items 1.01 and 2.03 of the Form 8-K are incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(b)

Securities Transactions. Item 11(b) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment and the information set forth in Item 4(c) of this Final Amendment.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(b)

Employees and Corporate Assets. Item 14(b) is hereby amended and supplemented to incorporate by reference the Form of Management Rollover Agreement, the information set forth in Item 4(a)-(2) of this Final Amendment and the information set forth in Item 4(c) of this Final Amendment.

ITEM 15.	ADDITIONAL INFORMATION

(b)	Golden Parachute Disclosure. Item 15(b) is hereby amended and supplemented as follows:

In connection with the consummation of the Merger, the Company’s Compensation Committee approved $6 million of cash bonuses, in the aggregate, to be paid to certain Company employees within 30 days of the Closing, contingent upon the consummation of the Merger. The Company’s named executive officers are eligible to receive such cash bonuses in the following amounts: John Lai: $1,410,000; Jedidiah Gold: $780,000; Mary Porter: $420,000; Joseph Matheny: $360,000; and Carlos Chavez: $120,000.

(c)	Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On May 18, 2026, the Company requested that The Nasdaq Stock Market LLC (“Nasdaq”) halt, and Nasdaq did halt, trading of the Company’s common stock, par value $0.01 per share, of the Company (“Company Common Stock”) following the after-market session at 8:00 p.m., Eastern time on that day.

On May 19, 2026, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective.

At the Effective Time of the Merger, (i) each share of Company Common Stock that was outstanding as of immediately prior to the Effective Time (other than shares of Company Common Stock described in clauses (ii) or (iii) of this sentence) was cancelled and extinguished and automatically converted into the right to receive cash in an amount per share equal to $7.00, without interest thereon (the “Per Share Price”), (ii) each share of Company Common Stock that was (a) held by the Company as treasury stock or (b) owned by Parent, Merger Sub or any of their direct or indirect subsidiaries as of immediately prior to the Effective Time, including the shares of Company Common Stock held by the Principal Stockholders and the shares contributed to Parent by Company executives who executed a Management Rollover Agreement, if any, were automatically cancelled and extinguished without any conversion thereof or consideration paid therefor, and (iii) each share of Company Common Stock that was issued and outstanding as of immediately prior to the Effective Time and held of record by any stockholder of the Company (or beneficially owned by a “beneficial owner” of shares of Company Common Stock held either in a voting trust or by a nominee on behalf of the beneficial owner) who did not vote in favor of the Merger nor consented thereto in writing and who was entitled to demand and properly and validly exercised his, her or its statutory rights of appraisal in respect of such share in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”, and such shares, “Dissenting Company Shares”) was not converted into, and does not represent the right to receive, the

Per Share Price, and is instead entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL. All Dissenting Company Shares held or beneficially owned by stockholders or beneficial owners who fail to perfect or who effectively withdraw, waive or lose their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will be deemed to be converted into, and to become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon.

At the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock (each, a “Company RSU”) outstanding immediately prior to the Effective Time was fully vested, cancelled and converted into the right to receive a lump sum cash payment, without interest, equal to the product of (i) the Per Share Price multiplied by (ii) the number of shares of Company Common Stock subject to such award of Company RSUs.

At the Effective Time, each outstanding option to purchase shares of Company Common Stock granted under a Company Equity Plan (a “Company Option”), whether vested or unvested, that was outstanding immediately prior to the Effective Time was fully vested, cancelled, and converted into the right to receive a lump sum cash payment, without interest, equal to the product of (i) the excess, if any, of the Per Share Price over the applicable exercise price per share of Company Common Stock subject to such Company Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option. Any Company Option with an exercise price equal to or greater than the Per Share Price was cancelled for no consideration.

On May 19, 2026, the Company notified Nasdaq that the Merger had been completed and requested that Nasdaq suspend trading of the Company Common Stock on Nasdaq as of the close of business on May 19, 2026. The Company also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Company Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, the Company Common Stock will be delisted from The Nasdaq Stock Market LLC and deregistered under the Exchange Act.

In addition, following the effectiveness of the Form 25, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company Common Stock under Section 12(g) of the Exchange Act, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company Common Stock.

Finally, on May 19, 2026, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed concurrently with the SEC, and is incorporated herein by reference as Exhibit (a)(2) hereto.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)**	Definitive Information Statement of the Company, incorporated herein by reference to the Schedule 14C filed by the Company with the SEC on April 24, 2026.

(a)(2)	Current Report on Form 8-K, incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on May 19, 2026.

(b)(1)*

Second Amended and Restated Commitment Letter, dated March 13, 2026, by and between Jefferies Finance LLC; Deutsche Bank Securities Inc.; Deutsche Bank AG New York Branch; U.S. Bank National Association; Truist Securities, Inc.; Natixis, New York Branch; Fifth Third Bank, National Association; Bank of Montreal; BMO Capital Markets Corp.; Citizens Bank, N.A.; Banco Santander, S.A., New York Branch; and MCW Parent, LP.

Exhibit No.	Description

(b)(2)*	Guaranty, dated February 17, 2026, by Green Equity Investors VI, L.P. and Green Equity Investors Side VI, L.P. in favor of Mister Car Wash, Inc.

(b)(3)***

Amendment No. 7 to Amended and Restated First Lien Credit Agreement, dated May 19, 2026, among the Borrower, Hotshine IntermediateCo, Inc., the other guarantors party thereto, Bank of America, N.A., as resigning administrative agent and collateral agent, Jefferies Finance LLC, as the successor administrative agent and collateral agent, the lenders party thereto and the other parties party thereto.

(c)(1)	Opinion of Centerview Partners LLC, dated February 17, 2026, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)	Opinion of BofA Securities, Inc., dated February 17, 2026, incorporated herein by reference to Annex C to the Information Statement.

(c)(3)†*	Fairness Opinion Presentation Materials prepared by Centerview Partners LLC, dated February 17, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated January 16, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC and BofA Securities, Inc., dated January 9, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(6)*	Discussion materials prepared by BofA Securities, Inc., dated February 17, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(c)(7)*	Discussion materials prepared by BofA Securities, Inc., dated January 16, 2026, for the Special Committee of the Board of Directors of Mister Car Wash, Inc.

(d)(1)

Agreement and Plan of Merger, dated February 17, 2026, by and among Mister Car Wash, Inc., MCW Parent, LP, Boson Merger Sub, Inc., and Mister Car Wash Holdings, Inc., incorporated herein by reference to Annex A to the Information Statement.

(d)(2)

Support Agreement, dated February 17, 2026, by and among Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC, and LGP Associates VI-B LLC, Mister Car Wash, Inc., and MCW Parent, LP, incorporated herein by reference to Annex D to the Information Statement.

(d)(3)

Principal Stockholder Rollover Agreement, dated February 17, 2026, by and among MCW Parent, LP, Green Equity Investors VI, L.P., Green Equity Investors Side VI, L.P., LGP Associates VI-A LLC, and LGP Associates VI-B LLC, incorporated herein by reference to Annex E to the Information Statement.

(d)(4)

Amended and Restated Shareholders Agreement, dated June 29, 2021, among the Company and certain of its shareholders, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 2, 2021.

(d)(5)***	Form of Management Rollover Agreement.

(c)*	Section 262 of the Delaware General Corporation Law

(d)	Not applicable.

107*	Filing Fee Table

†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
*	Previously filed with the Schedule 13E-3 that was filed with the SEC on April 3, 2026.
**	Previously filed with Amendment No. 2 to the Schedule 13E-3 that was filed with the SEC on April 24, 2026.
***	To be filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2026

MISTER CAR WASH, INC.

By:	/s/ John Lai
Name: John Lai
Title: President and Chief Executive Officer

MISTER CAR WASH HOLDINGS, INC.

By:	/s/ John Lai
Name: John Lai
Title: President

MCW PARENT, LP

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: President

GREEN EQUITY INVESTORS VI, L.P. By: GEI Capital VI, LLC, its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

GREEN EQUITY INVESTORS SIDE VI, L.P. By: GEI Capital VI, LLC, its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP ASSOCIATES VI-A LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP ASSOCIATES VI-B LLC By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

GEI CAPITAL VI, LLC

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

PERIDOT COINVEST MANAGER LLC

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LGP MANAGEMENT, INC.

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President

LEONARD GREEN & PARTNERS, L.P. By: LGP Management, Inc. its General Partner

By:	/s/ Jonathan Seiffer
Name: Jonathan Seiffer
Title: Senior Vice President